Exhibit 16.1

November 11, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Momentive Performance Materials Inc. and, under the date of March 8, 2010, we reported on the consolidated financial statements of Momentive Performance Materials Inc. and subsidiaries as of and for the years ended December 31, 2009 and 2008, and the effectiveness of internal control over financial reporting as of December 31, 2009. On November 10, 2010, we were dismissed. We have read Momentive Performance Materials Inc.’s statements included under Item
4.01(a) of its Form 8-K dated November 11, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with Momentive Performance Materials Inc.’s statement that the change was approved by the Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP